

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Via E-mail
Mr. Nicholas Swenson
Groveland Group
3033 Excelsior Blvd
Suite 560
Minneapolis, MN 55416

> **Re:** **Biglari Holdings Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed March 23, 2015 by Nicholas J. Swenson et al.**
> **File No. 000-08445**

Dear Mr. Swenson:

We have reviewed your filing and have the following comment.

1. We note the following quote: "We think the acts that Mr. Biglari has taken without the approval of his board and shareholders are outrageous and unprecedented." Please advise us, with a view toward providing corrected disclosure if necessary, of the instances where Mr. Biglari has taken action without the approval of the board and shareholders where such approval was required by the company's governing documents and/or applicable law.

You may contact me at (202) 551-3589 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comment.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Peter D. Fetzer, Esq.
        Foley & Lardner LLP